UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

XEROX HOLDINGS CORPORATION

XEROX CORPORATION

(Exact name of registrant as specified in its charter)

New York	001-39013	83-3933743
New York	001-04471	16-0468020
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

P. O. Box 4505

201 Merritt 7

Norwalk, Connecticut

06851-1056

Registrant’s telephone number, including area code: (203) 849-5216

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1, 2022, to December 31, 2022.

Section 1 – Conflicts Minerals Disclosure

Items 1.01 and 1.02 Conflicts Minerals Disclosure and Report, Exhibit

This Form SD and the Conflict Minerals Report, filed as Exhibit 1.01 hereto, are publicly available on the Xerox website under Supplier Governance—Conflict Minerals at www.xerox.com/en-us/about/supplier-relations/governance as well as the SEC’s EDGAR database at www.sec.gov. The content of any website referred to in this Form SD is included for general information only and is not incorporated by reference in this Form SD.

Xerox Corporation (Xerox) has continually redefined the workplace experience for more than 100 years. Harnessing our leadership position in office and production print technology, we’ve expanded into software and services to sustainably power the hybrid workplace of today and tomorrow. Today, Xerox is continuing its legacy of innovation to deliver client-centric and digitally-driven technology solutions and meet the needs of today’s global, distributed workforce. From the office to industrial environments, our differentiated business and technology offerings and financial services are essential workplace technology solutions that drive success for our clients. Geographically, our footprint spans approximately 160 countries and allows us to deliver our technology and solutions to customers of all sizes, regardless of complexity or number of customer locations. In 2022, Xerox’s products included but were not limited to multifunction printers/copiers, scanners, and multifunction/all in one printers, digital printing equipment, production printers & digital presses, continuous feed printers, wide format printers and consumables (e.g., toner cartridges).

Section 2 - Exhibits

Item 2.01 – Exhibits

Exhibit 1.01 - Conflict Minerals Report for the reporting period January 1, 2022 to December 31, 2022 as required by Items 1.01 and 1.02 of this Form.

Forward Looking Statements

This Specialized Disclosure Report on Form SD and any exhibits to this Report may contain “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. The words “anticipate”, “believe”, “estimate”, “expect”, “intend”, “will”, “should”, “targeting”, “projecting”, “driving,” and similar expressions, as they relate to us, our performance and/or our technology, are intended to identify forward-looking statements. These statements reflect management’s current beliefs, assumptions and expectations and are subject to a number of factors that may cause actual results to differ materially. Such factors include but are not limited to: Global macroeconomic conditions, including inflation, slower growth or recession, delays or disruptions in the global supply chain, higher interest rates, and wars and other conflicts, including the current conflict between Russia and Ukraine; our ability to succeed in a competitive environment, including by developing new products and service offerings and preserving our existing products and market share as well as repositioning our business in the face of customer preference, technological, and other change, such as evolving return-to-office and hybrid working trends; failure of our customers, vendors, and logistics partners to perform their contractual obligations to us; our ability to attract, train, and retain key personnel; the risk of breaches of our security systems due to cyber, malware, or other intentional attacks that could expose us to liability, litigation, regulatory action or damage our reputation; our ability to obtain adequate pricing for our products and services and to maintain and improve our cost structure; changes in economic and political conditions, trade protection measures, licensing requirements, and tax laws in the United States and in the foreign countries in which we do business; the risk that multi-year contracts with governmental entities could be terminated prior to the end of the contract term and that civil or criminal penalties and administrative sanctions could be imposed on us if we fail to comply with the terms of such contracts and applicable law; interest rates, cost of borrowing, and access to credit markets; risks related to our indebtedness; the imposition of new or incremental trade protection measures such as tariffs and import or export restrictions; funding requirements associated with our employee pension and retiree health benefit plans; changes in foreign currency exchange rates; the risk that our operations and products may not comply with applicable worldwide regulatory requirements, particularly environmental regulations and directives and anti-corruption laws; the outcome of litigation and regulatory proceedings to which we may be a party; laws, regulations, international agreements and other initiatives to limit greenhouse gas emissions or relating to climate change, as well as the physical effects of climate change; and other factors as set forth from time to time in the Company’s Securities and Exchange Commission filings, including the Company’s Annual Report on Form 10-K for the year ended December 31, 2022. These forward-looking statements speak only as of the date of this Report or as of the date to which they refer, and Xerox assumes no obligation to update any forward-looking statements as a result of new information or future events or developments, except as required by law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this Report to be signed on their behalf by the undersigned duly authorized.

Date: May 30, 2023

XEROX HOLDINGS CORPORATION

By:	/s/ John Bruno
John Bruno
President and Chief Operating Officer

XEROX CORPORATION

By:	/s/ John Bruno
John Bruno
President and Chief Operating Officer

EXHIBIT INDEX

Exhibit Number	Description

1.01	Conflict Minerals Report for the reporting period January 1, 2022 to December 31, 2022

4